UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of August 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 31st, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Announces CEO Succession Plans

Wellington, New Zealand – August 31, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

David Newman, Chairman, announces that the
Board of Austral Pacific Energy Ltd, a leading oil and gas explorer in New
Zealand, has initiated an executive succession plan with a view to recruiting a new Chief Executive Officer over the coming months. Dr Dave Bennett will remain as CEO until his successor has been found; and will continue as a director on the Board after such appointment.

Mr Newman commented "We are grateful to Dr Bennett for having laid a firm foundation for Austral's continuing success through his assembly of highly prospective exploration acreage in New Zealand and elsewhere in the region, and for our recent successes at Cheal, Cardiff and Supplejack. Our search will be extended worldwide to ensure we find a replacement of his calibre."

Dr Bennett stated, "I am gratified by Austral's achievements during the eight years that I have been CEO, and I know that it has a bright future. I look forward to being able to welcome the person chosen by the Board as chief executive officer and I have every expectation that that person will continue to capitalize on our achievements and take Austral to a higher level as a producer and aggressive explorer."

CONTACT: David Newman: Ph New Zealand + 64 21 45 0991

Web site: www.austral-pacific.com
Email: davidnewman@xtra.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.